Exhibit 99.2

Santiago, February 22, 2022.

GG/040/2022

Mr.

Joaquín Cortez Huerta

Chairman

Commission for the Financial Market

Present

Ref.: Material Event Notice.

Dear Mr. Chairman,

In accordance with the provisions set forth in articles 9 and 10 of Law 18,045 on Securities Markets, and Chapter 18-10 of the updated Compilation of Norms of the Chilean Financial Market Commission (“CMF”), we inform the following Material Event.

On this date, following receipt of regulatory approvals from the banking supervisors in Chile, Colombia and Brazil, and in compliance with the Transaction Agreement, executed on January 29, 2014 between Itaú Corpbanca, Itaú Unibanco Holding S.A., CorpGroup Interhold SpA and Inversiones Gasa Limitada, and amended on June 2, 2015 and on January 20, 2017 (hereinafter the “Transaction Agreement”), Itaú Corpbanca completed the acquisition – directly and indirectly - of all the shares of Itaú Corpbanca Colombia owned by CorpGroup Interhold S.p.A., CorpGroup Banking S.A. and CG Financial Colombia S.A.S. in Itaú Corpbanca Colombia, representing approximately 12.36% of the subscribed and paid capital of Itaú Corpbanca Colombia S.A. for a total consideration of US$414,142,063.65. As a result of these transactions, Itaú Corpbanca owns directly and indirectly approximately 99.4617% of the subscribed and paid capital of Itaú Corpbanca Colombia, from which 94.99% approximately is directly owned.

In this regard, Itaú Corpbanca directly acquired approximately 7.89% of Itaú Corpbanca Colombia’s subscribed and paid capital and its new subsidiary in Colombia –Itaú Holding Colombia S.A.S.– acquired the remaining approximately 4.47%.

The formation by Itaú Corpbanca in Colombia of its subsidiary Itaú Holding Colombia S.A.S., whose subscribed and paid capital is wholly owned by Itaú Corpbanca, was duly authorized by the CMF and by the Chilean Central Bank for this purpose.

This total price of US$414,142,063.66 will result in an estimated impact of -1.37 percentage points on Itaú Corpbanca’s Common Equity Tier 1 (CET1) capital, on a fully loaded basis, under the Basel III standards (using an exchange rate of Ch$804.17 per U.S. dollar as of February 16, 2022). In this context, considering our financials as of January 31, 2022, the above-mentioned impact and the capital effects of the current regulations of the CMF, Itaú Corpbanca estimates that its total capital ratio and CET1 on a fully loaded basis, under the Basel III standards, will be 15.47% and 9.5%, respectively.

Sincerely,

Gabriel Moura

Chief Executive Officer

Itaú Corpbanca